September 18, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:    NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33870
Ladies and Gentlemen:
NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission's (the “Commission”) comment letter dated August 21, 2012 (the “Comment Letter”). For your convenience, we have repeated the Staff's comment 1 below and the heading and numbered response in this response letter as it corresponds to the heading and numbered comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Components of Our Results of Operations, page 21

1.
In your response to prior comment 1, the methodology for measuring renewal and churn rates that you envision appears to be based on comparisons of numbers of customers from one period to the next. It would appear your concern regarding disclosure of the requested information could be addressed if renewal and churn rates computed based on dollar amounts were provided, supplemented by explanatory text. Please provide your views in this respect. In the response letter, explain the basis for your conclusion that quantitative “disclosure of a customer “renewal rate” or “churn rate” metric may in fact provide misleading information about [y]our revenue trends.”

Response: We do not believe that disclosure of a meaningful and accurate renewal or churn rate based on dollar amounts is feasible because the calculations would require numerous complex adjustments to effectively capture the factors that affect such rates, and would require extensive and highly technical disclosure for the reader to fully understand the calculations and the assumptions required to make such calculations. Additionally, there is no uniform methodology used to calculate renewal or churn rates among companies so a renewal or churn rate calculated by us would not be useful for a comparison between us and our peers. A meaningful renewal or churn rate for us computed based on dollar amounts would require adjustments to address the following factors:

•
A significant percentage of our customers enter into their initial contract term at dates other than the beginning or end of the quarter, so we recognize less than a full quarter of revenue in the first quarter of the initial contract term versus a full quarter of revenue in any subsequent quarter. As a result, the revenue basis included in a dollar-based renewal rate calculation would be inconsistent in instances where revenue from the first quarter of the initial contract term was included in the calculation. In instances where revenue from the first quarter of the initial contract term was included in the calculation, our renewal rate would always be overstated while our churn rate would always be understated even if our customers were to renew the same subscription items on identical terms.

•
For the most part, our new customer contracts have multiple deliverables so we allocate the total contract value between the respective deliverables in accordance with Accounting Standards Updated (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements. In instances when a contract value allocation is appropriate, we allocate revenue from the professional services element to the subscription services element in the initial contract term. As a result, in the initial contact term, subscription services revenue can be higher than subscription services revenue in the renewal term even if all subscription items are renewed on identical terms. This would cause an overstated dollar based churn rate and an understated renewal rate.

•
A portion of our customers purchase additional products within a contract term and the subscription agreement renewals for all products occur on a co-term basis. In these instances, the renewal rate in the period in which the customer renews would be overstated and may not be comparable to the same period in the prior year depending on the level of upsell transacted during the prior term of the agreement.

•
For the year ended December 31, 2011, 27% of our revenue was generated from international customers and a portion of the related customer contracts are denominated in currencies other than the US dollar. As such, changes in foreign currency rates affect our revenue and would affect the corresponding churn / renewal rate for the period reported resulting in churn / renewal rates that would not be comparable between periods.

•
Changes in pricing upon renewal would affect the corresponding churn / renewal rate for the period reported even if our customers were to renew identical subscription items. This would result in churn / renewal rates that would not be comparable between periods.

For the above reasons, we do not believe a “churn rate” or a “renewal rate” based on dollar amounts would yield a meaningful and accurate metric to evaluate our revenue trends because it would require numerous complex adjustments to effectively capture the factors that affect such rates, and would require extensive and highly technical disclosure for the reader to attempt to understand the calculations. Additionally, as indicated above, there is no uniform methodology used to calculate renewal or churn rates among companies so a renewal or churn rate calculated by us would not be useful for a comparison between us and our peers. As such, in a given reporting period, we intend to continue to report the dollar value of incremental revenue generated from existing customers as quantitative data explaining fluctuations in our subscription revenue.
We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 627-1159. Please also submit further correspondence via facsimile to (650) 288-1574. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff's review is complete.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	Ronald Gill - Chief Financial Officer, NetSuite Inc.
Richard A. Kline - Goodwin Procter LLP